UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 27, 2025

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A

Publicly-held company

CNPJ/ME 02.421.421/0001-11

NIRE 33.300.324.631

NOTICE TO SHAREHOLDERS

DIVIDEND PAYMENT

TIM S.A. ("TIM" or "Company") (B3: TIMS3; NYSE: TIMB), informs that it will pay complementary dividends for the fiscal year ended December 31, 2024, in the total amount of R$ 2,050,000,000.00 (two billion and fifty million reais), to be paid in April, July and October 2025, without the application of any monetary adjustment index, as approved by resolution of the Annual and Extraordinary General Meeting held on March 27, 2025.

The Company points out that April 3, 2025 was established as the date for identifying shareholders entitled to receive such amounts, with shares acquired after this date being ex-right to dividends.

The payment terms will follow according to the table below:

1 – PAYMENT DATE AND DIVIDENDS PER SHARE:

	Payment date	Value per share	Amount
1st Installment of Supplementary Dividends	04/22/2025	R$ 0.282254233	R$ 683,000,000.00
2nd Installment of Complementary Dividends	07/23/2025	R$ 0.282254233	R$ 683,000,000.00
3rd Installment of Complementary Dividends	10/23/2025	R$ 0.282667489	R$ 684,000,000.00
TOTAL		R$ 0.847175955	R$ 2,050,000,000.00

The total gross value per share approved by resolution of the Annual and Extraordinary General Meeting held on March 27, 2025 was increase by R$ 0.000279568 due to the increase in the number of treasury shares and, consequently, the reduction in the number of shares entitled to receive dividends.

The gross amount per share may also be modified due to new variations in the number of treasury shares.

2 – FORMS OF PAYMENT (BOOK-ENTRY SHARES):

2.1. The dividends related to the shares held in custody at CBLC (Companhia Brasileira de Liquidação e Custódia) will be paid through B3 S.A. – Brasil Bolsa Balcão, which will transfer them to shareholders through custody agents;

2.2. Credit in a checking account indicated by the shareholder with Banco Bradesco S/A; and

2.3. Payment of dividends by Banco Bradesco S/A Branches, in the case of shareholders who do not meet the conditions mentioned above. The shareholder who meets these conditions may qualify to receive dividends, attending the service locations in possession of CPF and identity document, when an individual; CNPJ, Articles of Association, Bylaws, Minutes of the Meeting that elected the board of directors in office and identity document and CPF of the company's legal representatives, when a legal entity, being mandatory the delivery of the respective power of attorney by public instrument, specific for receiving dividends, when the shareholder is represented by an attorney-in-fact.

3- SHAREHOLDER SERVICE LOCATIONS:

3.1. At any branch office of Banco Bradesco S/A.

3.2. Additional clarifications may be obtained through the electronic address of Banco Bradesco S/A: dac.escrituracao@bradesco.com.br. In accordance with Article 287, item II, letter "a", of Law 6,404/76 – Law that provides for Corporations, the right to dividends prescribes in 3 (three) years, counting from the date on which they have been made available to shareholders, and with Article 206, paragraph 3, item II, of the Brazilian Civil Code, prescribes in 3 (three) years the claim for interest, dividends or any accessory payments.

Rio de Janeiro, March 27, 2025.

TIM S.A.

Alberto Griselli

Chief Executive Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: March 27, 2025	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer